Contact

www.linkedin.com/in/andrewklenk (LinkedIn)

Top Skills

Real Estate Investment
Real Estate Development
Real Estate Finance

Languages

English (Native or Bilingual)
French (Professional Working)

Certifications

Licensed NC/SC Real Estate Broker

Honors-Awards

Top Producer - 2012
Top Producer - 2013

AJ Klenk

Multifamily development, investments & any other interesting pursuits
Charlotte

Summary

PROFESSIONAL SUMMARY :

Managing Partner and Co-Founder of Catalyst Capital Partners a multifamily development and investment company with ground-up multifamily development projects throughout the Southeastern United States.

Managing Partner and Co-Founder of Capstone Companies and leads the company's national growth and business development initiatives, as well as assists with the firm's overall day-to-day operational strategy. Capstone is the top privately held multifamily investment sales brokerage in the United States and # 8 overall.

Owner of The Goodyear House, a full-service 200+ seat neighborhood restaurant in Charlotte's North Davidson Art's District (NoDa) neighborhood. Also, the Owner and Co-Founder of Built on Hospitality, a food and beverage hospitality group with a focus on new concepts in the full-service and QSR space throughout the Carolinas.

Since January 2011, Andrew has led or been meaningfully involved in multifamily investment sales transactions representing an aggregate value of $2.5B+ and 20,000+ units. At his investment sales role at Capstone, AJ was the Top Producer of the firm 4 of his last 5 years.

Cutting his teeth in outside sales and subsequently three successful real estate start-ups, AJ prides himself on his approachable personality and tireless worth ethic. These traits have helped him to develop a reputation as a valuable resource for anything residential/ commercial real estate or start-up related.

AJ graduated from The University of Michigan in 2007 with a BS in Bio-Psychology and Cognitive Science. AJ enjoys Michigan sports, volunteering, world travel, impact investing and spending time with his wife Caitlin and two sons, Harrison and Jackson.

Experience

Catalyst Capital Partners
Managing Partner
January 2019 - Present (3 years 4 months)
Charlotte, North Carolina Area

Privately owned commercial real estate investment and development firm focused on high-growth Southeastern markets. Focused on ground-up multifamily and rental townhouse development projects.

buildOn
Global Board Member at buildOn
July 2021 - Present (10 months)
Charlotte, North Carolina, United States

The buildOn movement is powered by passionate people from all walks of life who are committed to ending poverty through service and education. Together, we're breaking the cycle of poverty, illiteracy, and low expectations at home and abroad.

Education and service are at the heart of everything we do. Through Service Learning Programs in America's under-served high schools and by building schools in some of the world's economically poorest countries, we're committed to breaking the cycle of poverty, illiteracy, and low expectations around the world.

StackSource
Board Member
April 2021 - Present (1 year 1 month)
Charlotte, North Carolina, United States

StackSource is a tech-enabled commercial real estate loan platform. We connect investors who are developing, acquiring, or refinancing commercial properties with the best possible financing options across banks, insurance companies, and debt funds through an easy, transparent process. We're taking the best of commercial mortgage brokerage and updating it for the 21st century. Learn more at StackSource.com.

We're hiring commercial financing experts nationwide!

Built on Hospitality
Owner of Food & Beverage Hospitality Company
April 2019 - Present (3 years 1 month)
Charlotte, North Carolina

Founder and Managing Partner of restaurant group with multiple units throughout the Charlotte, NC MSA. Partnered with seasoned life-long professionals, including award-winning Chef Chris Coleman.

Capstone Companies
Board Member / Passive Owner / Managing Partner
September 2010 - Present (11 years 8 months)

Andrew is a Owner and Managing Partner of Capstone Apartment Partners, the largest Privately Owned Multi-Family Investment Sales Brokerage in the he United States.

AJ has led or been meaningfully involved in multifamily brokerage sales, representing over one billion and over 10,000+ units sold.

Andrew's brokerage experience spans a wide spectrum -- from representing local private equity investors to national, institutional investors such as Sentinel and The Related Companies. Whether a 30-unit existing apartment sale in Uptown Charlotte, an infill multi-family development site sale or a 1,000 unit, six asset portfolio sale, across Virginia and North Carolina, Andrew has proven his ability to enthusiastically represent his client's best interest, while achieving above market pricing results.

Air Hospitality
Founder
August 2017 - November 2019 (2 years 4 months)
Charlotte, North Carolina Area

We at Air Hospitality would like to thank you for visiting our fast-growing and nontraditional hospitality company! Without our guests to serve, we would be nothing! We are a technology-driven short-term rental, corporate rental and vacation rental real estate firm.

Our focus is two fold:

-Welcoming guests into our homes with a relaxed, 'at-home', hospitable experience
Providing our homeowner clients with vastly improved investments

Air Hospitality prides itself on creating a whole new Airbnb experience with the luxuries of a hotel, but sprinkled with loads of local flavor and comfort. All cities across the globe possess uniquely special characteristics and we strive to 'keep it original' with our guests, their experience and our culture.

Carolinas Healthcare System
5 years 2 months

Psychiatric Technician
April 2009 - May 2012 (3 years 2 months)

Assist MD's and RN's in meeting needs of psychiatric and chemically dependent patients.
•Facilitate discharge planning, crisis intervention, psychological assessments and counseling.
•2009 'Excellent' rating and one of two 'Values In Action' Awards presented in 2nd quarter hospital-wide.

Psychiatric Technician
April 2007 - May 2012 (5 years 2 months)

•Assist MD's and RN's in meeting needs of psychiatric and chemically dependent patients.
•Facilitate discharge planning, crisis intervention, psychological assessments and counseling.
•2009 'Excellent' rating and one of two 'Values In Action' Awards presented in 2nd quarter hospital-wide.

Rent To Own Resource
President / Founder
January 2009 - November 2010 (1 year 11 months)

•#1 Charlotte Area Rent To Own Company by listing volume in just 16 months: 30 listings totaling 3.95M.
•1M+ in creative real estate sales in first 12 months of operation.
•Hiring, training and management of new employees: 10 total; including 4 offshore virtual assistants.
•Successful marketing implementation (SEO & SMO): 50-70 unique web visitors daily, 35-50 new phone leads daily, 250-275 new Facebook Fans weekly, 300-350 new Twitter followers weekly.

•Development of proprietary, creative financing and technology-based real estate business; licensed, insured and incorporated.

•Creation of all business processes: Full Google Apps integration, on and off-line marketing, accounting, workforce management and all other business systems.

•Overall P & L responsibility for the business.

•Contracting of all legal, web-development, advertising and financial service providers.

•Executive-level PowerPoint design and presentation to clearly communicate business proposals.

Group 15 Real Estate
Partner / Founder
December 2009 - October 2010 (11 months)

•Invited to partnership buy-in with 2 life-long investor/brokers after just 3 months.

•Procured Company's first 5 Commercial listings in 2010 (1st 4 months) totaling $1.8M+.

•Responsible for comprehensive investment real estate support — due diligence, product marketing, project analysis, acquisition, disposition, financing, business management.

•Full understanding of municipal zoning ordinances and restrictions.

•Coordinate activities of personal network of qualified investors.

•Responsible for growth and management of 45+ residential & commercial properties.

Queen City Real Estate Group
Real Estate Broker / Loan Officer
November 2008 - September 2010 (1 year 11 months)

•Brought on as the youngest Commercial broker.

•Recognized as 'most active' residential broker out of 11 company-wide in first 12 months.

Queen City Real Estate
Licensed Real Estate Broker
January 2009 - October 2009 (10 months)

•Brought on as the youngest Commercial broker.

•Recognized as 'most active' residential broker out of 11 company-wide in first 12 months.

Stockton Turner
Loan Officer
November 2008 - April 2009 (6 months)

Loan Officer. Financial Analysis.

Talent Tree, Inc
Workforce Consultant
September 2007 - April 2008 (8 months)

•Recognized as youngest and shortest-tenured salesman 'nationwide' to effectively market and sell proprietary Performance Management and CRM technologies.
•Negotiated $100,000+ contracts with CEO's and HR Managers and sold services above Talent Tree Gross Margin requirements.
•Established personal credibility with clients resulting in a 120% increase in customers.
•Consistently exceeded company activity and sales appointment quotas.
•Designed and presented PowerPoint proposals, quotes and presentations to client CEO's, CFO's and HR Managers; companies ranging in size from 25-500 employees.
•Acknowledged by upper-management for superior written and verbal presentation skills.
•Developed new/prospective clients through the sales process: from cold-call to close.

Victors - Official Restaurant & Hotel of The University of Michigan
Member of Head Serving Team
November 2005 - May 2007 (1 year 7 months)

•Excelled in one month from entry-level position to head evening serving team.
•Youngest employee ever hired by Ann Arbor's premier, 5-Star dining establishment.

Education

University of Michigan
Bachelor of Science, Biopsychology and Cognitive Science · (2004 - 2007)

University of Wollongong
Bachelor of Science, Cultural Studies · (2004 - 2005)